Exhibit 99.2

Xanadu Secures CAD $195 Million and Establishes Landmark Advanced Photonics Facility

TORONTO, ON | Aug 28, 2026 /GLOBE NEWSWIRE/ — Xanadu Quantum Technologies Limited (“Xanadu”; NASDAQ/TSX: XNDU), a leading photonic quantum computing company, announced today that it will establish a landmark advanced photonics research, development, and manufacturing facility as part of Project OPTIMISM, supported by CAD $195 million in federal government funding also announced today. The new facility, named “Inception,” is expected to feature world-class technology to enable scalable production of the components that will power future quantum data centres. We believe this work will revolutionize quantum infrastructure and strengthen Canada’s position as a global leader in the field.

The support for Inception is part of the largest government investment in quantum manufacturing in Canadian history. The funding is expected to accelerate scaling the photonic hardware required to achieve fault-tolerant quantum computing, the crucial milestone for delivering commercially meaningful, real-world solutions.

Designed to be a global facility for the manufacturing, packaging, and assembly of quantum computing components, the 158,000-square-foot Toronto site is being transformed into one of the world’s most sophisticated photonics facilities.

Inception is expected to feature state-of-the-art cleanrooms and equipment tailored for high-precision quantum hardware. Key technical capabilities are expected to include round-the-clock test and measurement facilities and first-of-its-kind heterogeneous integration. This integration process is vital for combining diverse photonic components onto a single scalable chip. These advanced capabilities will leverage Xanadu’s established industry partnerships and integrate specialized tooling from ASMPT, Bluefors, DISCO, EVG, FiconTEC, and MPI. The facility is expected to house Xanadu’s Systems Integration and Operation Centre, where quantum modules are assembled, tested, and verified before being installed into server racks.

“The launch of Inception is a defining strategic milestone for Xanadu and the broader quantum industry,” said Dr. Christian Weedbrook, Founder and Chief Executive Officer of Xanadu. “We believe that this investment ensures that Xanadu remains at the forefront of the field, providing the infrastructure necessary to transition quantum technology from the lab to commercial-scale data centres.”

Xanadu is on a mission to build quantum computers that are useful and available to people everywhere. Inception is central to this mission, serving as a world-class facility for building the next generation of quantum infrastructure to meet the global demand for fault-tolerant quantum computing.

About Xanadu

Founded in 2016, Xanadu is a Canadian photonic quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Xanadu is building fault-tolerant quantum computers using light, with systems designed to operate at room temperature. Xanadu develops both hardware and software, including PennyLane, its open-source quantum computing platform. Xanadu is the first pure-play photonic quantum computing company to list on public markets (Nasdaq/TSX: XNDU) and is recognized globally for its breakthroughs in scalable quantum technologies. Visit xanadu.ai or follow on X @XanaduAI.

Contacts

Press Contact:

press@xanadu.ai

Investor Relations:

investors@xanadu.ai

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: the ability of Xanadu to successfully establish an advanced photonics research, development, and manufacturing facility as part of Project OPTIMISM and details of such facility; the ability of Xanadu to successfully acquire or develop world-class technology designed to establish the manufacturing of photonic quantum computing chips; the ability of Xanadu to successfully scale the production of the components that will power future quantum data centres; the establishment of Canada in the position as a global leader in the quantum field; government funding and the uses thereof; the expected scope, timeline and successful implementation of Project OPTIMISM; Xanadu’s plans to establish domestic semiconductor and photonic manufacturing capabilities; the expected advancement of Xanadu’s roadmap toward utility-scale quantum computing and quantum data-center infrastructure; the expected benefits of Project OPTIMISM to Canada’s quantum technology supply chain.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu’s ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu’s internal control over financial reporting and the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu; failure to realize the anticipated benefits of the transaction; the ability of the combined company to issue equity or equity-linked securities in the future; Xanadu’s ability to satisfy any conditions, milestones or other requirements associated with the receipt of government funding; and other factors described in Xanadu’s filings with the SEC (www.sec.gov) and the Canadian Securities Administrators (www.sedarplus.com). These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu with the SEC and the Canadian Securities Administrators, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.